EX-99.h.3

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of April 1, 2011, between The DFA Investment Trust Company, a Delaware statutory trust (the “Trust”), on behalf of the Dimensional Retirement Equity Fund I (the “Fund”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Trust, on behalf of the Fund, pursuant to which Dimensional provides investment management services for the Fund, and for which Dimensional is compensated based on the average net assets of such Fund; and

WHEREAS, the Trust and Dimensional have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver and Expense Assumption by Dimensional.  Dimensional agrees to waive up to the full amount of the Fund’s management fee of 0.45% to the extent necessary to offset the proportionate share of the management fees paid by the Fund through its investment in other funds managed by Dimensional (the “Underlying Funds”).  In addition, Dimensional also agrees to waive all or a portion of the management fee and to assume the expenses of the Fund to the extent necessary to reduce the Fund’s ordinary operating expenses (including expenses incurred through its investment in other investment companies) (“Fund Expenses”) so that such Fund Expenses do not exceed 0.60% of the Fund’s average net assets on an annualized basis.

2.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Trust.

3.
Duration and Termination.  This Agreement shall continue in effect through February 28, 2012, and shall continue in effect from year to year thereafter, unless and until the Trust or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Fund, of its intention to terminate the Agreement.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement for the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL FUND ADVISORS LP	THE DFA INVESTMENT TRUST COMPANY

By: DIMENSIONAL HOLDINGS INC., General Partner

By: /s/Julie C. Henderson	By: /s/Carolyn O
Name: Julie C. Henderson	Name: Carolyn O
Title: Vice President and Controller	Title: Vice President